[KFx Letterhead]

April 6, 2006

Via Federal Express

Ms. Pamela A Long
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:	KFx Inc. (“KFx”)
PRE 14A filed March 27, 2006
File No. 001-14176

Dear Ms. Long:

            In connection with the oral comments issued by the Staff to KFx’s legal counsel on April 4, 2006, please be advised KFx acknowledges that:

1)	KFx is responsible for the adequacy and accuracy of the disclosure in its proxy statement and related filings;
2)	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
3)	KFx may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            If you need any additional information, please feel free to contact the undersigned at (303) 293-2992.  Thank you for your assistance and prompt review of our filing.

Sincerely,

/s/ William G. Laughlin
William G. Laughlin
General Counsel

KFx Inc.ï55 Madison StreetïSuite 500ïDenver, Colorado 80206ïTel: (303) 293-2992ïFax: (303) 293-8430